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SEC
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FEB 27 2014

Washington DC
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SECURI 14046068 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 14100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VP Distributors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pearl Street
(No. and Street)

Hartford (City) | Connecticut (State) | 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David G. Hanley | (860)263-4712 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street (Address) | Hartford (City) | Connecticut (State) | 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, David G. Hanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VP Distributors, LLC., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Finance
Title

Notary Public

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Financial Statements
with Supplementary Information
December 31, 2013

pwc

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Financial Statements
with Supplementary Information
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Member of VP Distributors, LLC

We have audited the accompanying financial statements of VP Distributors, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VP Distributors, LLC at December 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital under rule 15c3-1 and computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and

other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2014

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Financial Condition

($ in thousands)		December 31, 2013
Assets		
Cash and cash equivalents	$	37,915
Investments		5,684
Accounts receivable		7,451
Due from affiliates		7,751
Furniture, equipment and leasehold improvements, net		204
Deferred taxes, net		582
Deferred commissions		10,350
Other assets		209
Total assets	$	70,146
Liabilities and Member's Equity		
Accrued compensation and benefits	$	5,519
Accounts payable and other accrued liabilities		8,756
Broker-dealer payable		7,718
Due to affiliates		722
Income taxes payable		5,305
Total liabilities		28,020
Commitments and Contingencies (Note 8)		
Member's Equity		
Additional paid-in capital		18,815
Retained earnings		23,311
Total member's equity		42,126
Total liabilities and member's equity	$	70,146

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Income

($ in thousands)		Year Ended December 31, 2013
Operating Revenues		
Distribution and service fees	$	79,138
Related party marketing fees		78,737
Other income and fees		1,117
Total operating revenues		158,992
Operating Expenses		
Employment expenses		31,689
Distribution expenses		93,956
Other operating expenses		7,902
Depreciation and amortization		113
Total operating expenses		133,660
Operating Income		25,332
Other Income		
Realized and unrealized gains on trading securities, net		268
Other income, net		137
Total other income		405
Income before income taxes		25,737
Provision for income taxes		9,732
Net Income	$	16,005

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

($ in thousands)	Additional Paid-In Capital	Retained Earnings	Total Member's Equity
Balances at December 31, 2012	$ 17,421	$ 18,899	$ 36,320
Net income	-	16,005	16,005
Excess tax benefits from stock-based compensation	1,394	-	1,394
Dividends to parent	-	(11,593)	(11,593)
Balances at December 31, 2013	$ 18,815	$ 23,311	$ 42,126

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

		Year Ended December 31, 2013
($ in thousands)		
Cash flows from operating activities:		
Net income	$	16,005
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		113
Tax benefits from stock-based compensation		(1,301)
Amortization of deferred commissions		14,453
Payments of deferred commissions		(18,912)
Realized and unrealized losses on investments		(269)
Sales of investments, net		2,597
Loss on disposal of furniture, equipment and leasehold improvements, net		18
Deferred taxes		(93)
Changes in operating assets and liabilities:		
Accounts receivable		1,305
Due from affiliates		248
Other assets		10
Accrued compensation and benefits		(883)
Accounts payable and other accrued liabilities		3,575
Broker-dealer payable		1,566
Due to affiliates		(3,034)
Income taxes payable		4,822
Net cash provided by operating activities		20,220
Cash flows from investing activities:		
Capital expenditures		(253)
Proceeds from sale of fixed assets		365
Net cash used in investing activities		112
Cash flows from financing activities:		
Excess tax benefits from stock-based compensation		1,301
Dividends to parent		(11,500)
Net cash used in financing activities		(10,199)
Net increase in cash and cash equivalents		10,133
Cash and cash equivalents, beginning of year		27,782
Cash and cash equivalents, end of year	$	37,915
Supplemental cash flow information:		
Income taxes paid, net	$	5,004
Non-Cash Investing Activities:		
Accrual for capital expenditures	$	(159)

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

VP Distributors, LLC ("VPD" or the "Company"), is a registered broker-dealer and registered transfer agent under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related open-end mutual fund and separately managed account products some of which are registered with the Securities and Exchange Commission ("SEC").

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. ("VP"). VP is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. ("Virtus").

2. Summary of Significant Accounting Policies

The Company's significant accounting policies, which have been consistently applied, are as follows:

Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid money market mutual fund investments.

Investments

The Company's investments are marketable securities consisting of investments in Virtus' sponsored mutual funds and other publicly traded securities which are carried at fair value in accordance with Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities.* Marketable securities transactions are recorded on a trade date basis. Mutual fund investments held by the Company are classified as assets held for trading purposes. Marketable securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds.

2. Summary of Significant Accounting Policies (continued)

Deferred Commissions

Deferred commissions are commissions paid to external broker-dealers on sales of mutual fund shares. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds or contingent deferred sales charges received upon redemption of shares within one to five years, depending on the fund share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over a one to five-year period, depending on the fund share class, or until the underlying shares are redeemed. These are included in distribution expenses in the statement of income. Deferred commissions are periodically assessed for impairment and additional amortization expense is recorded, as appropriate.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 10 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. Leasehold improvements are depreciated over the shorter of the remaining estimated lives of the related leases or lives of the improvements. Major renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred. Leasehold improvements that are funded upfront by a landlord and are constructed for the benefit of the Company are recorded at cost and depreciated on a straight-line basis over the minimum term of the lease and a corresponding lease incentive liability in the same amount is also recorded and amortized over the same period.

Leases

Virtus currently leases office space and equipment under various leasing arrangements. The Company is allocated a portion of total Virtus rent expense based on the Company's headcount.

Virtus leases are classified as either capital leases or operating leases, as appropriate. Most lease agreements are classified as operating leases and contain renewal options, rent escalation clauses or other inducements provided by the lessor. Rent expense under non-cancelable operating leases with scheduled rent increases or rent holidays is accounted for on a straight-line basis over the lease term, beginning on the date of initial possession or the effective date of the lease agreement. The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. Build-out allowances and other such lease incentives are recorded as deferred credits, and are amortized on a straight-line basis as a reduction of rent expense beginning in the period they are deemed to be earned, which generally coincides with the effective date of the lease.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Distribution and service fees are recorded as revenue during the period in which services are performed. Distribution and service fees are earned based on a percentage of assets under management and are paid monthly pursuant to the terms of the respective distribution and service fee contracts. Underwriter fees are sales-based charges on sales of certain class A-share mutual funds.

Other income and fees consist primarily of redemption income on the early redemption of class B, C, and T-share mutual funds and distribution of nonaffiliated products.

Related Party Marketing Fees and Expenses

Marketing fees and expenses are computed based upon written contractual agreements with certain related parties. Marketing fees from affiliates are recorded as revenue during the period in which services are performed and are intended to cover retail sales, marketing and administration costs incurred by the Company on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which require monthly or quarterly payment.

Advertising and Promotion

Advertising and promotional costs include print advertising and promotional items and are classified in other operating expense in the statement of income. The Company expenses all advertising and promotion costs as incurred.

Stock-based Compensation

Stock-based compensation is granted by Virtus, the Company's parent. The Company accounts for stock-based compensation expense in accordance with ASC 718, *Compensation—Stock Compensation,* which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant and is classified in employment expenses in the statement of income. The total stock-based compensation recorded was $0.7 million for the year ended December 31, 2013. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option.

Restricted stock units ("RSUs") are stock awards that entitle the holder to receive shares of Virtus common stock as the award vests over time. The fair value of each restricted stock unit award is estimated using the intrinsic value method which is based on the fair market value price on the date of grant. Compensation expense for restricted stock awards is recognized ratably over the vesting period on a straight-line basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company account for income taxes in accordance with ASC 740, *Income Taxes* which recognizes the amount of taxes payable or refundable for the current year, and also requires recognition of deferred tax liabilities and assets for the future tax consequences of events that have been included in the Company's financial statements or tax returns. This results in differences between the book and tax basis of the Company's assets, liabilities and carry-forwards, such as net operating losses or tax credits.

The Company's methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s) if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The Company's methodology also includes consideration of available tax planning strategies and actions that would be implemented by us, if in connection with a viable business purpose. Lastly, the Company's methodology involves estimates of future taxable income from the Company's operations, as well as the expiration dates and amounts of carryforwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that we believe to be reasonable and consistent with demonstrated operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided to the extent deemed necessary when realization of deferred tax assets appears unlikely.

The Company records benefits for uncertain tax positions in accordance with the provisions of ASC 740, Income Taxes, based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts. The Company's policy is to record interest and penalties related to uncertain tax positions as a component of income tax expense.

The Company is a limited liability company which allows it to be disregarded as a separate legal entity under federal and certain state income tax reporting requirements. As such, the Company's operating activities are considered those of its parent company and included in its parent's consolidated federal income tax return and in certain combined state income tax returns. In addition to the combined state income tax returns, the Company also files separate tax returns for certain other state jurisdictions where appropriate.

The Company is treated as a separate subsidiary in the tax sharing arrangement by and among Virtus and Virtus' subsidiaries. Pursuant to this arrangement, federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent amounts allocated to the Company under its respective arrangement with Virtus. As such, amounts owed to Virtus related to income tax expenses are reported on the Statement of Financial Condition as the Income Taxes Payable line item.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements and Fair Value of Financial Instruments

The Financial Accounting Standards Board ("FASB") defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels as follows:

Level 1 – Quoted prices for identical instruments in active markets. Level 1 assets and liabilities may include debt securities and equity securities that are traded in an active exchange market.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs may include observable market data such as closing market prices provided by independent pricing services after considering factors such as the yields or prices of comparable investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. In addition, pricing services may determine the fair value of equity securities traded principally in foreign markets when it has been determined that there has been a significant trend in the U.S. equity markets or in index futures trading. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

At December 31, 2013, all of the Company's recurring fair value measurements, which consist solely of mutual funds and marketable securities, represent Level 1 fair value measurements, which as defined in ASC 820, are quoted prices in active markets for identical assets or liabilities.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments. Marketable securities are reflected in the financial statements at fair value based upon publicly quoted market prices.

Subsequent Events

Subsequent events have been evaluated through February 24, 2014, which is the date the financial statements were issued.

3. Investments

The Company's investments consist of marketable securities. The composition of the Company's marketable securities at December 31, 2013 is summarized as follows:

December 31, 2013

(in thousands)	Cost	Unrealized Loss	Unrealized Gain	Fair Value
Marketable securities:				
Sponsored mutual funds	$ 5,147	$ (703)	$ 1,229	$ 5,673
Equity securities	8	-	3	11
Total marketable securities	$ 5,155	$ (703)	$ 1,232	$ 5,684

For the year ended December 31, 2013, the Company recognized a net realized gain of $0.4 million.

4. Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements, net are summarized as follows:

(in thousands)	December 31, 2013
Computer equipment and software	$ 341
Furniture and office equipment	16
	357
Accumulated depreciation and amortization	(153)
Furniture, equipment and leasehold improvements, net	$ 204

Depreciation and amortization expense for 2013 was $113,000.

5. Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)		For the Year Ended December 31, 2013
Current		
Federal	$	8,632
State		1,286
Total current tax expense		9,918
Deferred		
Federal		(162)
State		(24)
Total deferred tax expense		(186)
Total provision for income taxes	$	9,732

The deferred tax effects of temporary differences are as follows:

(in thousands)		For the Year Ended December 31, 2013
Deferred tax assets (liabilities):		
Accrued vacation	$	78
Net operating loss carryforwards		31
Accrued employee benefits		725
Unrealized loss on trading securities		(197)
Other		(24)
Valuation allowance		(31)
Deferred tax assets, net	$	582

As of December 31, 2013, the Company had state net operating loss carryovers, tax-effected, of $0.1 million. The state net operating loss carryovers are scheduled to begin to expire in 2015.

5. Income Taxes (continued)

At each reporting date, the Company evaluates the positive and negative evidence used to determine the likelihood of realization of all its deferred tax assets. The Company maintained a valuation allowance of approximately less than $0.1 million at December 31, 2013, relating to the state net operating loss carryover.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Income:

	For the Year Ended December 31, 2013
Statutory rate	35.0 %
State income taxes, net of federal benefit	3.2
Valuation allowance	(1.0)
Other	0.6
Effective income tax rate	37.8 %

6. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1(a), promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined in the rule) which may not exceed 15.0 to 1.0. Aggregate indebtedness, net capital, and resultant ratio for the Company are as follows:

($ in thousands)	December 31, 2013
Aggregate indebtedness	$ 28,020
Net capital	22,086
Ratio of aggregate indebtedness to net capital	1.3 to 1

The Company's minimum required net capital at December 31, 2013 based on its aggregate indebtedness on that date, was $1.9 million.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is exempt from the reserve provisions of Rule 15c3-3 promulgated under the Exchange Act under the exemption allowed by paragraph (k)(2)(i) of such rule.

7. Other Related Party Transactions

The Company engages in transactions with a number of related parties. As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

Receivables and Payables from Related Parties

At December 31, 2013, $7.8 million was a receivable from Virtus affiliates. At December 31, 2013, $0.7 million was payable to Virtus affiliates.

8. Commitments and Contingencies

Legal Matters

The Company is regularly involved in litigation and arbitration as well as examinations and investigations by various regulatory bodies, including the SEC, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities. Legal and regulatory matters of this nature may involve activities as an employer, issuer of securities, investor, investment advisor, broker-dealer or taxpayer. We cannot predict the ultimate outcome of such legal claims or matters or in certain instances provide reasonable ranges of potential losses. As of the date of this report, the Company believes that the outcomes of its legal or regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on its financial condition. However, in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, there can be no assurance that the Company's assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

Other Matters

The Company distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, the Company may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. The Company believes that the risk of loss is remote. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

9. Retirement Savings Plan

Employees of the Company are eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan (the "401(k) Plan")administered by a third party. For the 401(k) Plan, employees may contribute a percentage of their eligible compensation into the 401(k) retirement plan, subject to certain limitations imposed by the Internal Revenue Code. Virtus matches employees' contributions at a rate of 100% of employees' contributions up to the first 3.0% and 50.0% of the next 2.0% of the employees' compensation contributed to the 401(k) Plan. The matching contribution was $0.4 million in 2013.

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2013

Schedule II

Additional Information

($ in thousands)

Net Capital

Total member's equity			$	42,126
Less nonallowable assets:				
Accounts receivable	$	7,910		
Deferred commissions		10,350		
Deferred taxes, net		582		
Other assets		209		
Furniture, equipment and leasehold improvements, net		204		19,255
Net capital before specific reduction in the market value of securities				22,871
Less securities haircuts pursuant to Rule 15c3-1				785
Net capital			$	22,086

Aggregate Indebtedness

Total liabilities included in statement of financial condition	$	28,020
Difference resulting from offsetting various liability accounts against related assets		-
Aggregate indebtedness	$	28,020
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $28,020)	$	1,868
Net capital in excess of minimum requirements ($22,086 - $1,868)	$	20,218
Ratio of aggregate indebtedness to net capital		1.3 to 1

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is exempt from the reserve provisions of Rule 15c3-3 promulgated under the Exchange Act under the exemption allowed by paragraph (k)(2)(i) of such rule.

Note A – Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5, as amended, as of December 31, 2013.

The Company claims exemption from the provisions of Rule 15c3-3 under the Exchange Act, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of such rule.

pwc

To the Board of Directors and Member of VP Distributors, LLC:

In planning and performing our audit of the financial statements of VP Distributors, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2014

pwc

Report of Independent Accountants

To the Board of Directors and Member of VP Distributors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of VP Distributors, LLC (the "Company") for the year ended December 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, no differences were noted.
2. Compared the Total Revenue amount reported on page 7, line 12 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $159,413,822 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. No differences were noted.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $80,153,809 to supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.
    b. Compared the deduction on line 5, net gain from securities in investment accounts, of $268,378 to supporting schedules provided by provided by David Hanley, Vice President and Treasurer. No differences were noted.
    c. Compared the deduction on line 8, other revenue not related either directly or indirectly to the securities business (open-end mutual fund administration and transfer agent fee revenue, intercompany marketing revenues, dividend and interest income for non-customer accounts, and other revenues) of $78,991,635 to the supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7. No differences were noted.
   b. Recalculated the mathematical accuracy of the schedules used to support the deduction on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $80,153,809 provided by David Hanley, Vice President and Treasurer. No differences were noted.
   c. Recalculated the mathematical accuracy of the schedules used to support the deduction on line 5, net loss from securities in investment accounts, of $267,378 provided by David Hanley, Vice President and Treasurer. No differences were noted.
   d. Recalculated the mathematical accuracy of the schedules used to support the deduction on line 8, other revenue not related either directly or indirectly to the securities business (open-end mutual fund administration and transfer agent fee revenue, intercompany marketing revenues, dividend and interest income for non-customer accounts, and other revenues) of $78,991,635 to the supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of VP Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2014